Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934
(Amendment No.   )*

EPIC DESIGN TECHNOLOGY
(Name of Issue)

COMMON
(Title of Class of Securities)

29425G100
 (Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
 (Continued on the following page(s)


                      Page  1  of   4

Cusip Number:29425G100                        13G
Page 2 of 4


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a group:
(a)
[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power:  653,500
6.   Shared voting power:  98,400
7.   Sole Dispositive power:  653,500
8.   Shared dispositive power:  98,400
9.   Aggregate amount beneficially owned by each
reporting
person:  751,900
10.  Percent of class represented by amount in Row 9:
5.93%
11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:  EPIC DESIGN
TECHNOLOGY,
INC
(b)  Address of Issuer's Principal Executive Offices:
               2901 TASMAN DRIVE
               SUITE 212
               SANTA CLARA,  CA  95054


Item 2.   (a)  Investment Advisors, Inc.
(b)  3700 First Bank Place, Box 357, Minneapolis, MN
55440
     (c)  Delaware
     (d)  Title of Class of Securities:  Common
     (e)  Cusip Number:  29425G100


Item 3    (e)  Investment Advisor registered under
Section
203 of the
          Investment Advisors Act of 1940.

Item 4.   (a)  Amount beneficially owned: 751,900
     (b)  Percent of Class:  5.93
 (c)  Number of shares as to which such person has:

     (I)  Sole power to vote: 653,500

     (ii) Shared power to vote:  98,400

     (iii)     Sole power to dispose or direct
disposition of: 653,500

 (iv) Shared power to dispose or direct disposition of: 98,400

Item 5.        If this statement is being filed to
report
the fact that as of
          the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  []

Item 6.        The shares referred to in this filing
are
held by various custodian banks for various clients of Investment Advisors, Inc. None of the individual clients or custodian banks holds more than 5% or more of the shares.

Item 7.        Not applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.       Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date: 7/10/96

/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance